Exhibit 3.1

In this translation an attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitably, differences may occur in translation, and if so the Dutch text will by law govern.

AMENDMENT OF THE ARTICLES OF ASSOCIATION

This eighth day of February two thousand seven appeared before me, Dr. Thomas Pieter van Duuren, civil law notary in Amsterdam:

Brain Mulder ten Kate, in this matter with residence at the offices of Clifford Chance LLP, 1013 GE Amsterdam, Droogbak la, born in Apeldoorn, on the twenty-fifth of June nineteen hundred seventy-four.

The person appearing declares that the general meeting of shareholders of VNU GROUP B.V., with corporate seat in Haarlem, the Netherlands, having its principal place of business at 2037 AA Haarlem, the Netherlands, Ceylonpoort 5-25, has resolved on the thirty-first day of January two thousand seven, to amend and to completely renew the articles of association of the company as well as to authorize the appearer to execute this deed of amendment of the articles of association of which resolutions appear from the shareholder’s resolution attached to this deed.

Pursuant to those resolutions the person appearing declares that he converts the limited liability company into a private company with limited liability and in connection therewith amends the company’s articles of association such that these shall read in full as follows

ARTICLES OF ASSOCIATION:

Article 1: Name and Registered office.

1.	The company bears the name: The Nielsen Company B.V.

2.	It has its registered office at Haarlem.

Article 2: Object.

The object of the company is:

a.	to acquire, to incorporate, to participate in and to take an interest in enterprises, in particular those active in the field of information and communication in general and in the field of marketing Information, media measurement and information and publication of business information;

b.	to conduct the management of; to coordinate the activities of, to manage, to render services to, as well as to cooperate with such enterprises and to exercise the rights connected with such participations and interests;

c.	to finance or to have financed enterprises with which it forms a group and in any way to provide security or to undertake the obligations of as well as to take a financial interest in an other way in such enterprises; and

d.	to perform all activities related to, ensuing from or possibly conducive to any of the foregoing.

Article 3. Capital and shares.

1.	The authorized capital amounts to [one hundred eleven million two hundred thousand euro (EUR 111,200,000.00)].

It is divided into five hundred and fifty million (550,000,000) common shares, each share amounting to twenty cents (EUR 0.20) and one hundred and fifty thousand (150,000) seven percent (7%) preference shares, each share amounting to eight euro (EUR 8).

2.	The provisions laid down in the present articles of association with respect to shares and shareholders will, unless the contrary will be evident, be applicable to all shares and all holders of shares.

Article 4: Issue of shares.

1.	Shares will be issued in accordance with a resolution of the general meeting of shareholders, hereinafter referred to as: the general meeting, insofar the general meeting has not designated another body of the company in this respect

2.	The issue of a share shall require a deed intended for such purpose executed before a civil law notary (notaris) practising in the Netherlands, to which those involved are a party.

Article 5: Conditions of issue. Pre-emption right.

1.	In the resolution for the issue of shares, the price and the further conditions of issue will be fixed.

2.	Upon issuance of shares, each shareholder shall have a right of pre-emption in proportion to the aggregate nominal amount of hi shares, subject to the limitations set by law and these articles of association.

3.	In exercising the right of pre-emption holders of shares belonging to the class of shares to be issued shall have preference over holders of shares belonging to another class.

4.	Notwithstanding the provisions of paragraphs 2 and 3, a holder of shares belonging to any class of preference shares shall not have a right of pre-emption in respect of common shares that are issued and a holder of common shares shall not have a right of pre-emption in respect of preference shares that are issued.

5.	A shareholder shall have no right of pre-emption in respect of shares issued for a contribution in kind.

6.	The provisions of the preceding paragraphs shall apply correspondingly to the granting of rights to acquire shares but shall not apply to the issue of shares to a party exercising a previously obtained right to acquire shares.

7.	Prior to each single issuance the right of pre-emption may be limited or excluded by the body of the company competent to issue.

Article 6: Payment on shares.

The full nominal amount of each share must be paid in on issue.

Article 7: Payment in cash and payment in kind.

1.	Payment on a share shall be made in cash insofar as no other contribution has been agreed upon.

2.	Payment in foreign currency may only be made with permission of the company.

Article 8: Company shares.

1.	The company may, without prejudice to the statutory provisions and those laid down in these articles of association, only acquire paid up company shares for a consideration in case:

a.	the common equity, reduced by the price of acquisition, will not be lower than the paid and claimed part of the capital increased by the reserves which shall be kept by virtue of the law, and

b.	the nominal amount of the shares or depository receipts thereof to be acquired, and of the shares or depository receipts thereof already held by the company and its subsidiaries, does not exceed one half of the Issued capital; and

c.	the acquisition has been authorized by the general meeting or by another body of the company, designated iii this respect by the general meeting.

2.	For the validity of the acquisition, the amount of equity appearing from the last adopted balance sheet, reduced by the acquisition price for shares in the capital of the company or depository receipts thereof and distributions out of profits or reserves to others, which have become due by the company and its subsidiaries after the balance sheet date, shall be decisive. An acquisition in accordance with paragraph I shall not be permitted, if more than six months have elapsed after the end of a financial year without the annual accounts being adopted.

3.	An acquisition of shares or depository receipts thereof in contravention of paragraph 1 shall be void.

4.	The company may give loans with a view to the subscription for or acquisition of shares in its capital or depository receipts thereof, but only up to the amount of the distributable reserves.

5.

The disposal of shares or depository receipts thereof held by the company shall be effected pursuant to a resolution of the general meeting, insofar as the general meeting has not designated another body of the company in this respect. The resolution to dispose of such shares or depository receipts shall also stipulate the conditions of the disposal. The disposal of shares held by the company shall be effected with due observance to the provisions of the blocking clause.

6.	No voting rights may be exercised in the general meeting for any share held by the company or any of its subsidiaries, nor in respect of any share of which the company or any of its subsidiaries holds depository receipts.

Article 9: Capital reduction.

1.	The general meeting may adopt a resolution for the reduction of the issued capital, however, only on proposal of the Executive Board which proposal will have been approved by a resolution of the Supervisory Board taken with a simple majority of the votes cast:

a.	by the redemption of shares; or

b.	by reducing the amount of the shares by way of an amendment of the articles of association, provided that as a result thereof the issued capital or the paid part thereof will not fall below the amount prescribed in article 2:178, Civil Code.

In said resolution, the shares to which the resolution relates shall be designated and the implementation of the resolution shall be arranged.

2.	A resolution for redemption may also relate to:

a.	either shares held by the company itself or of which it holds the depository receipts; or

b.	seven percent (7%) preference shares, provided that their par value is repaid;

3.	Reduction of the amount of the shares without repayment and without exemption from the liability for payment shall be made proportionately on all shares of a similar category.

The requirement of proportion may be deviated from with the consent of all shareholders concerned.

4.	Partial repayment on shares or exemption from the liability for payment will only be possible by way of implementation of a resolution for reduction of the amount of the shares.

Such a repayment or exemption shall be made proportionately on all shares. The requirement of proportion may be deviated from with the consent of all shareholders concerned.

5.	A resolution for capital reduction will require a prior or simultaneous resolution of approval of the meeting of each group of holders of shares of a similar category whose rights will be. prejudiced.

6.	A resolution for capital reduction will require a majority of at least two/thirds of the votes cast, in case less than fifty percent of the issued capital will be represented at the meeting. This provision will be correspondingly applicable to a resolution as referred to in paragraph 5 of this article.

7.	The convening notice for a meeting in which a resolution as stated in the present article will be passed will state the object of the capital reduction and the manner of implementation.

Article 10: Registered shares.

All shares will be registered shares. No share certificates shall be issued.

Article 11: Shareholders register.

1.	A register will be kept at the office of the company in which all holders of shares will be registered, with additional statement of their addresses and the amount paid on each share.

The register will also include the names and addresses of those parties holding a right of usufruct or a right of pledge on shares, with additional statement which rights attached to the shares will accrue to them in accordance with article 12.

2.	At request, the Executive Board will gratuitously provide a shareholder, a usufructuary and a pledgee with an extract from the register with respect to his right to a registered share.

In case the share will be subject to a right of usufruct or a right of pledge, the extract will state to whom the rights referred to in article 12 will accrue.

3.	The Executive Board will deposit the register at the office of the company for perusal by the shareholders as well as the usufructuaries and pledgees to whom the rights of a holder of depository receipts referred to in the next article.

The data with respect to shares not paid up will be available for perusal by everyone; a copy of or an extract from said data will be provided at cost.

4.	The registers will be kept up-to-date regularly.

Every annotation in a register will be signed by a member of the Executive Board and a member of the Supervisory Board.

Otherwise the manner in which the registers will be arranged will be determined by the Executive Board, and with due observance of the. statutory regulations with respect to shares not paid up.

Article 12: Transfer. Rights in rem. Shares in an undivided community of property. Restrictions on the transfer of shares.

1.	The transfer of shares will require a notarial deed of transfer and serving of said deed upon the company or written acknowledgement of the transfer by the company.

2.	The provisions in paragraph 1 of this article will be correspondingly applicable to the creation and transfer of the right of usufruct and to the creation of a right of pledge on registered shares.

3.	The provisions in paragraph 1 of this article will be correspondingly applicable to the apportionment of registered shares in case of a division of any community of property.

4.	The shareholder will hold the voting right on the shares on which a right of usufruct or a right of pledge will have been created. However, the voting right will accrue to the usufructuary in case this will have been determined at the creation of the right of usufruct, provided that both this provision and, in case of a transfer of the usufruct, the transmission of the right to vote, are approved by the general meeting; the voting right will accrue to the pledgee in case this will have been determined at the creation of the Right of pledge, provided that the creation of the right of pledge has been approved .by the general meeting. The shareholder not holding the voting right, and the usufructuary and the pledgee holding the voting right, will hold the rights granted by law to the holders of depository receipts of shares issued with the cooperation of the company.

The rights referred to in the preceding sentence will not accrue to the usufructuary and the pledgee not holding the voting right.

5.	The rights for the acquisition of shares ensuing from the share will accrue to the usufructuary holding the voting right, subject to the proviso that be shall compensate the value of said rights to the shareholder insofar he has no claim to them by virtue of his right of usufruct.

6.	In case shares or a right of usufruct or a right of pledge thereon will form part of an undivided community of property, the parties entitled may only exercise their rights ensuing from said shares or the restricted right by a person to be designated by them in writing.

7.	A transfer of shares may only be effected with due observance of the following provisions.

A shareholder who wishes to transfer one or more shares, will require the relative approval of the Executive Board.

The transfer shall be effected within three months alter the approval has been granted or is deemed to have been granted.

The approval will be deemed to have been granted if the Executive Board, simultaneously with the refusal of the approval, does not provide the petitioner with the names of one or more prospective purchasers, who are willing to purchase all the shares referred to in the request for approval, against payment in cash, at the price fixed in accordance with the sixth and seventh sentences of this paragraph; the company itself may only be designated as prospective purchaser, with the approval of the petitioner.

The approval will likewise be deemed to have been granted if the Executive Board has not taken a decision in respect of the request for approval within six weeks of its receipt.

The petitioner and the prospective purchasers accepted by him will fix the price of the shares by mutual agreement.

Failing agreement, the price will be fixed by an independent expert, to be designated by mutual agreement between the Executive Board and the petitioner.

Should the Executive Board and the petitioner fail to reach agreement on the designation of the independent expert, such designation will be made by the Chairman of the Chamber of Commerce and Industry, within the district in which the company has its main seat.

Once the independent expert has fixed the price of the shares, the petitioner will be free, during one month after such fixation of the price, to decide whether he will transfer his shares to the designated prospective purchasers.

Article 13: Executive Board. Supervision on management.

1.	The company will be managed by an Executive Board, consisting of one or more members under the supervision of a Supervisory Board, consisting of one or more members.

The number of members of the Executive Board and the number of members of the Supervisory Board will be fixed by the general meeting.

The members of the Supervisory Board shall be natural persons.

2.	The general meeting will appoint the members of the Executive Board and the members of the Supervisory Board.

The general meeting may at any time suspend and dismiss members of the Executive Board and members of the Supervisory Board.

The Supervisory Board may at any time suspend a member of the Executive Board.

3.	If either the general meeting or the Supervisory Board has suspended a member of the Executive Board or if the general meeting has suspended a member of the Supervisory Board, the general meeting shall within three months after the suspension has taken effect resolve either to dismiss such member of the Executive Board or member of the Supervisory Board, or to terminate or continue the suspension, failing which the suspension shall lapse.

A resolution to continue the suspension may be adopted only once and in such event the suspension may be continued for a maximum period of three months commencing on the day the general meeting has adopted the resolution to continue the suspension.

If within the period of continued suspension the general meeting has not resolved either to dismiss the member of the Executive Board or the member of the Supervisory Board concerned or to terminate the suspension, the suspension shall lapse.

4.	A member of the Executive Board or a member of the Supervisory Board shall in the event of a dismissal or suspension be given the opportunity to account for his actions at the general meeting and to be assisted by an adviser.

Article 14: Remuneration.

1.	The general meeting shall determine the remuneration and all other conditions of employment for each member of the Executive Board.

2.	The general meeting shall determine the remuneration of each member of the Supervisory Board.

Article 15: Executive Board. Approval.

1.	The Executive Board will be charged with the full management of the affairs of the company.

2.	The Executive Board may have itself assisted by one or several persons to whom the title managing director or any other title of which the word managing director forms part, may be granted.

3.	The Executive Board may draw up regulations in which the decision-taking process of the Executive Board will be arranged. The regulations will require the approval of the Supervisory Board granted by a resolution taken with a majority of at least two thirds of the votes cast.

4.	The Supervisory Board will appoint one of the members of the Executive Board as chairman of the Executive Board and one of the members of the Executive Board as deputy chairman of the Executive Board.

5.	The general meeting may adopt resolutions pursuant to which clearly specified resolutions of the Executive Board or the Supervisory Board require its approval. The Executive Board and the Supervisory hoard shall be informed in writing of any such resolutions without delay.

6.	The Supervisory Board may adopt resolutions requiring a majority of at least two thirds of the votes cast pursuant to which also other clearly specified resolutions of the Executive Board require its approval. The Supervisory Board shall also decide in the aforementioned resolutions if such approval has to be granted by a resolution taken with absolute majority of the votes cast, or by a resolution taken with a majority of at least two thirds of the votes cast.

The Supervisory Board shall inform in writing the Executive Board of any such resolution without delay.

7.	The lacking of the approval as mentioned in this article may not be invoked by or against third parties.

Article 16: Representation.

1.	The Executive Board as well as each member of the Executive Board may represent the company.

2.	A member of the Executive Board shall not take part in a decision-making on a subject or transaction in relation to which he has a conflict of interest (tegenstrijdig belang) with the company.

In case of a conflict of interest (tegenstrijdig belang) between the company and one member or several members of the Executive Board, the company will be represented by the member of the Executive Board or the member of the Supervisory Board designated for that purpose by the chairman of the Supervisory Board, unless the general meeting designates one or more persons, who may also be the member of the Executive Board who has a conflict of interest (tegenstrijdig belang) with the company.

3.	In case of absence or inability to attend of one or several members of the Executive Board, the remaining members of the Executive Board or the remaining member of the Executive Board will be temporarily charged with the entire management.

4.	In case of all members of the Executive Board being absent or unable to attend, the Supervisory Board will be temporarily charged with the entire management. The Supervisory Board will in said case be competent to temporarily entrust the management to one or several persons from its number or otherwise.

Article 17: Supervisory Board.

1.	It will be the task of the Supervisory Board to supervise the policy of the Executive Board and the general course of affairs in the company and its associated enterprise. The board will assist the Executive Board by the rendering of advice. In the performance of their duties, the supervisory directors will be guided by the interest of the company and its associated enterprise.

2.	The Executive Board will timely provide the Supervisory Board with the data necessary for the performance of its duties.

3.	Every member of the Supervisory Board will have access to the buildings and sites of the company.

4.	The Supervisory Board will be competent to peruse the accounting records, vouchers and other data carriers of the company and to assess the cash resources. The Supervisory Board may have said powers exercised by one or several members from its number designated by the board for this purpose or by a register accountant designated for this purpose by the Supervisory Board.

Article 18: Meetings and decision-taking process of the Supervisory Board.

1.	The Supervisory Board will appoint one of its members as chairman of the Supervisory Board and one of its members as deputy chairman of the Supervisory Board. The Supervisory Board will designate a secretary and, if necessary, a deputy secretary whether or not from its number.

2.	The Supervisory Board will hold a meeting whenever deemed desirable by any member of the Supervisory Board. A member of the Supervisory Board may have himself represented at a meeting by an other member of the Supervisory Board authorised in writing.

3.	The Supervisory Board may include the division of duties among the members, the number of votes to cast by each member, quorum requirements for meetings and the procedure of the Supervisory Board in a set of regulations. A resolution to adopt, amend or withdraw such set of regulations shall be adopted by the Supervisory Board by a majority of at least two thirds of the votes validly cast.

4.	The Supervisory Board will pass its resolutions by an absolute majority of the validly cast votes, unless otherwise determined in the regulations referred to in paragraph 3.

Abstentions will be regarded as votes not cast.

5.	The passing of resolutions will require a majority of the members of the Supervisory Board holding office being present or represented at the meeting, unless otherwise determined in the regulations referred to in paragraph 3.

6.	Minutes of the proceedings at the meetings will be kept by the secretary of the board. The minutes will be confirmed and signed by the persons who will have acted as chairman and secretary at the meeting.

7.	The Supervisory Board may also pass resolutions without a meeting being held, provided (i) the proposal concerned has been despatched to the home address or to a previously stated other address of all members of the Supervisory Board by letter, facsimile or other written reproduction, (ii) none of them has opposed said manner of passing resolutions and (iii) the majority of the supervisory directors holding office has declared to favour the proposal concerned by letter, facsimile or other written reproduction.

The secretary will draw up a report of a resolution thus passed whilst adding the incoming replies, which report will be added to the minutes after having been cosigned by the chairman.

8.	A member of the Supervisory Board shall not take part in a decision-making on a subject or transaction in relation to which he has a direct conflict of interest (direct tegenstrijdig belang) with the company.

Article 19:General meetings of shareholders.

1.	Annually a general meeting of shareholders will be held, at which inter alia the following items will be considered;

a.	the written report of the Executive Board on the conduct of affairs of the company and the management conducted in the past financial year;

b.	the adoption of the annual account and the allocation of profits;

c.	the proposal regarding the discharge from liability to the members of the Executive Board for the management in the last financial year;

d.	the proposal regarding the discharge from liability to members of the Supervisory Board for their supervision in the last financial year;

e.	if applicable, the proposal to pay a dividend;

f.	other proposals raised, for consideration by the Supervisory Board or the Executive Board.

2.	The annual general meeting will at the latest be held in the month of June.

3.	Other general meetings of shareholders will be held whenever the Executive Board and/or the Supervisory Board will pass a resolution to convene such a meeting.

4.	The shareholders as well as the holders of depository receipts of shares issued with the cooperation of the company will be called to attend the general meeting of shareholders by or on behalf of the Executive Board or the Supervisory Board.

5.	The general meeting of shareholders will be convened not later than on the fifteenth day prior to the date of the meeting.

6.	The convening notice will state the subjects to be considered in an agenda or the information that the shareholders and the holders of depository receipts of shares, issued with the cooperation of the company, may take cognizance thereof at the office of the company, without prejudice to the provisions in article 26, paragraph 2 in respect of a proposal for the amendment of the articles of association.

7.	One or more shareholders representing solely or jointly at least one-tenth part of the issued share capital may request the Executive Board or the Supervisory Board to convoke a general meeting, stating the subjects to be discussed. If the Executive Board or the Supervisory Board has not convened a meeting within four weeks in such a manner that the meeting can be held within six weeks after the request, the persons who made the request shall be authorized to convene a meeting themselves.

8.	No valid resolutions can be adopted at a general meeting in respect of items which are not included in the agenda, unless the entire issued capital is represented at such general meeting as provided for in article 21 paragraph 12 of these articles of association.

9.	The agenda may be obtained free of charge by the shareholders and the holders of depository receipts referred to in paragraph 6 of this article at the office of the company.

10.	The Executive Board and the Supervisory Board shall provide the general meeting of shareholders with all requested information, unless this would be contrary to an overriding interest of the company. If the Executive Board and the Supervisory Board invoke an overriding interest, they must give reasons.

11.	The Executive Board and the Supervisory Board shall inform the general meeting of shareholders by means of explanatory notes. to the agenda of all facts and circumstances relevant to the proposals on the agenda.

Article 20: Place of the meeting. Convening notice.

1.	The general meetings will be held in Haarlem, Haarlemmermeer or in Amsterdam. As long as the entire issued capital is represented, a general meeting may also be held elsewhere.

2.	All convening notices for said meetings shall be made by letter sent or mailed to their addresses as shown in the register of shareholders.

Article 21: Chairmanship. Minutes. Rights to attend meetings. Decision-taking process at a meeting and outside a meeting.

1.	The chairman of the Supervisory Board will act as chairman of the general meeting of shareholders or, in case of his absence, one of the other supervisory directors to be designated by the Supervisor Board. In case no supervisory directors will be present, the general meeting itself will designate its presidium.

2.	Minutes of the proceedings will be kept at each meeting by the secretary of the Supervisory Board or, in case of his absence, by the deputy secretary of said board - in case he will have been designated - , which minutes will be confirmed and signed by the chairman and the minutes secretary unless, at the request of the parties having convened the meetings, an official record will be drawn up by a civil law notary to be designated by them, in which case said official record need only be signed by the civil Jaw notary and by the witnesses, if any.

3.	Every shareholder, pledgee and usufructuary (the last two provided they hold voting right on the relevant shares) will be competent, either personally or through an attorney authorised in writing, to attend the general meetings, to address said meetings and, to the extent applicable, to exercise the voting right. Every holder of a depository receipt of share issued with the cooperation of the company (hereinafter: “holder of a depository receipt”) will be competent, either personally or through an attorney authorised in writing, to attend the general meeting and to address the meeting.

4.	The person who wishes to exercise the right to vote and to attend the meeting, shall sign the attendance list prior to the meeting, stating his name, the name(s) of the person(s) for whom he acts as attorney, the number of shares he is representing and, as far as applicable, the number of votes he is able to cast.

5.	Those who have been authorised in writing shall present their warrant of attorney at the general meeting. The Executive Board may resolve that the warrants of attorney of holders of voting rights will be attached to the attendance list.

6.	Every common share will carry the right to cast one vote and each seven percent (7%) preference share will carry the right to cast forty votes.

7.	All votes will be cast orally, unless the chairman will deem a written ballot desirable or one of the patties entitled to vote will make the relative request prior to the ballot. Written votes will be cast by unsigned, closed ballot-papers. In case none of the parties entitled to vote present will oppose this, proposals may be adopted by acclamation.

8.	All resolutions for which the law or the articles of association does not/do not prescribe a larger majority, will be passed by an absolute majority of the votes cast.

9.	Abstentions will be regarded as votes not cast.

10.	The opinion of the chairman expressed at the meeting that a resolution, has been passed by the general meeting of shareholders, will be decisive. The same will apply to the text of a resolution passed insofar as votes will have been cast on a proposal not laid down in writing. However, in case immediately after said opinion having been expressed, its correctness will be challenged, a new ballot will be held in case the majority of the parties entitled to vote and present at the meeting, or in case the original votes will not have been cast by poll or in writing, a party entitled to vote and present at the meeting will make the relative request. As a result of said new ballot, the legal consequences of the original vote will be cancelled.

11.	A certificate signed by the chairman and the secretary of the general meeting of shareholders confirming that the general meeting of shareholders has adopted a particular resolution, shall constitute evidence of such resolution vis-à-vis third parties.

12.	As long as the entire issued capital is represented at a general meeting of shareholders valid resolutions can be adopted on all subjects brought up for discussion, even if the formalities prescribe by law or by the articles of association for the convocation and holding of meetings have not been complied with, provided such resolutions are adopted unanimously.

13.	Resolutions of shareholders may, notwithstanding the provisions of the following sentence, also be adopted in writing without recourse to a general meeting of share.- holders, provided they are adopted by unanimous vote of all shareholders entitled to vote. The afore said manner of adopting resolutions shall not be possible if depositary receipts for shares have been issued nor if there are persons to whom, as a result of a right of usufruct or pledge vested in shares, the law attributes the rights accruing to holders of depository receipts.

Article 22: Meetings of holders of common shares and seven percent (7%) preferred shares.

1.	Meetings of holders of common shares and seven percent (7%) preferred shares will be convened either by the Executive Board or by the Supervisory Board.

2.	Without prejudice to the provisions laid down in article 9, paragraph 6, all resolutions will be passed by an absolute majority of votes.

3.	The provisions in article 19, paragraphs 5, 6 and 7, article 20 and article 21 will be correspondingly applicable to the meeting of holders of common shares and seven percent (7%) preferred shares.

Article 23: Financial year and annual accounts.

1.	The financial year of the company will coincide with the calendar year.

2.	Annually, within five months after the end of the financial year of the company, apart from extension of said period not exceeding six months by the general meeting on the ground of special circumstances, the Executive Board will compile annual accounts and an annual report.

3.	The company will grant an accountant the assignment to audit the annual accounts. The general meeting will be competent to grant the assignment. In case it will not proceed to do so, the Supervisory Board will be competent or, in case the supervisory directors will be lacking or the Supervisory Board will fail to do so, the Executive Board will be competent.

The designation of an accountant will not be restricted by any nomination whatsoever; the assignment may be withdrawn at any time by the general meeting or by the party by which it will have been granted; the assignment granted by the Executive Board may moreover be withdrawn by the Supervisory Board.

The accountant will report to the Supervisory Board and the Executive Board with respect to his findings.

4.	The general meeting adopts the annual accounts. The certified public accountant or the other expert designated for that purpose pursuant to article 2:393, Civil Code, maybe questioned by the general meeting in relation to its statement on the fairness of the annual accounts. The certified public accountant or the other expert designated for that purpose pursuant to article 2:393, Civil Code shall therefore be invited to attend this meeting and be entitled to address this meeting.

The company submits as soon as possible after the adoption of the annual accounts a copy of the annual accounts, the annual report and the data to be added by virtue of article 2:392 paragraph 1 Civil Code, for discussion to the employees’ council.

5.	The annual accounts will be signed by all members of the Executive Board and all supervisory directors. In case any signature(s) should be lacking, the reason thereof will be stated.

6.	The annual accounts, the annual report and the data to be added by virtue of article 2:392, paragraph 1, Civil Code, will be deposited at the office of the company, for perusal by the shareholders as of the date of the convening notice for the annual meeting.

Said shareholders may peruse the documents there and gratuitously obtain a copy thereof.

Furthermore, anyone else may inspect the documents referred. to in the first sentence of the present paragraph, insofar as said documents shall be made public after adoption, and obtain a copy thereof at a price not exceeding cost.

7.	The annual accounts shall be published within eight days after having been adopted. It will be made public by depositing a full copy thereof in the Dutch language, or in case this will not have been drawn up, a copy in French, German or English at the office of the Trade Register. The date of adoption shall be stated on the copy.

8.	In case the annual accounts will not have been adopted within seven months after the end of the financial year in accordance with the statutory regulations, the Executive Board will forthwith publish the compiled annual accounts in the manner prescribed in paragraph 8 of this article; it will be stated on the annual accounts that it has not yet been adopted.

9.	In case the general meeting will have extended the period for compiling the annual accounts in accordance with paragraph 2 of this article, the provisions in paragraph 9 of this article will then apply a of two months after expiry of said period.

10.	Simultaneously with and in the same manner as applying to the annual accounts, a copy of the annual report, worded in the same language, and of the other data referred to in article 2:392, Civil Code, will be made public;

The preceding provision, apart from the data stated in article 2:392, paragraph 1 under a, c, and f through h, Civil Code, will not apply in case the documents will be kept available at the office of the company for perusal by everyone and, at request, a full or partial copy thereof will be provided at a price not exceeding cost; the company will state this for purpose of registration in the Trade Register.

Article 24: Appropriation of profit.

1.	Besides possible other reserves, the company will keep a share premium reserve for common shares and a share premium reserve for seven percent (7%) preferred shares, to which share premium reserves only the holders of the respective category of shares are entitled.

2.	To the charge of the profit, any such amounts will be allocated to reserves as will be fixed by the Supervisory Board.

3.	To the charge of the profit, after allocations to reserves in accordance with the preceding paragraph, a dividend of sixty-four cents (EUR 0.64) will be distributed on every seven percent (7%) preferred share insofar as possible.

4.	If in any financial year the distributions referred to in paragraph 3 of this article have not been made, the provisions of paragraph 3 will only apply during the subsequent financial years after the deficit has been recovered. Subject to the approval of the Supervisory Board, granted by a resolution taken with a majority of at least two thirds of the votes cast, the Executive Board will be competent to decide that an amount equal to the deficit referred to in the preceding sentence, will be distributed to the charge of the reserves, with the exception of the reserve formed as share premium upon the issue of the seven percent (7%) preferred shares.

5.	The balance of the profit will be freely available to the general meeting of shareholders, with the exception that the amounts distributed on the seven percent (7%) preferred shares will never exceed the dividend fixed hereinbefore.

6.	Profit distributions may only be made insofar as the common equity of the company will exceed the amount of the paid and claimed part of the issued capital, increased by the reserves which shall be kept by virtue of the law.

7.	Profit distributions will be made after adoption of the annual account evidencing these to be permissible.

8.	With approval of the Supervisory Board, granted with a simple majority of the votes cast, the Executive Board may pass a resolution for the distribution of an interim dividend provided the requirement of the paragraph 10 of this article will have been fulfilled.

9.	The company shall only pay dividends and other distributions (irrespective of their form) on shares to those in whose name the shares are registered on the dates as determined by the Executive Board. Such payment discharges the company.

10.	In the case of an optional dividend whereby shares are opted for, the provisions of article 5, paragraph 6 shall apply mutatis mutandis. A transfer of shares in accordance with the provisions of or under this subclause shall discharge the company.

11.	Dividends, not collected within five years after the first day on which they became payable, will revert to the company.

12.	In case the profit and loss account on any year will show any loss and this loss cannot be covered by the reserves or extinguished in any other manner, no profit will be distributed in a following year or in subsequent years for as long as said loss will not have been wiped off.

13.	On a proposal of the Executive Board, approved by a resolution of the Supervisory Board, taken with a majority of at least two thirds of the votes cast, the general meeting of shareholders may pass a resolution for distributions of profit—or also to the charge of a reserve susceptible to distribution -, in shares, in depository receipts thereof, in participations in a company in which the company participates directly or indirectly or in other assets that are valuable in money.

Article 25: Indemnification.

1.	The company shall, to the extent legally permissible, indemnify any present or former member of the Supervisory Board, present or former member of the Executive Board, any present or former officer, representative or agent of the company, who was or is acting for the company in such capacity or who, at the request of the company, was or is acting for another company, alliance, joint venture, partnership, trust or enterprise in such capacities (hereinafter in this Article referred to as: the “Indemnified Person”) and who, in any or all of such capacities, was, is or could possibly become involved in proceedings, suits or actions that have been concluded or are pending or imminent, of whatever nature, against airy adverse financial consequences actually and reasonably borne by such Indemnified Person in connection with such proceedings, suits or actions.

To the extent legally permissible, the provisions of this article shall apply with respect to any proceedings, suits or actions undertaken or instituted either by a third party, including a shareholder and a holder of depository certificates, or the company itself unless it ultimately becomes apparent that the damage and/or loss was caused by apparent wilful misconduct and/or gross negligence on the part of the Indemnified Person, provided however that the court in which such proceedings, suits or actions were brought or any other court having appropriate jurisdiction may determine on application that, despite the adjudication of liability but in view of all the circumstances of the case, such Indemnified Person is fairly and reasonably entitled to the indemnification which such court shall deem proper.

2.	The termination of any proceedings, suits or actions by a judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, in itself, create a presumption that the Indemnified Person did not act in good faith and not in a manner which he reasonably believed to be in or not opposed to the best interests of the company, and with respect to any criminal proceedings, suits or actions, had reasonable cause to believe that his conduct was unlawful.

3.	Costs incurred for putting forward a defence in proceedings, suits or actions of whatever nature, and therefore also the costs incurred for proceedings, suits or actions with respect to determining the company’s obligation regarding indemnification, shall be paid by the company on provision of detailed statements and on receipt of a written undertaking by or on behalf of the Indemnified Person that he shall repay this amount should it ultimately appear that he is not entitled to compensation from the company because the damage and/or loss was caused by his apparent willful misconduct and/or gross negligence.

4.	The indemnification provided for in this article shall not be deemed to exclude any other rights that the Indemnified Person endeavoring to obtain compensation, might be entitled to pursuant to a regulation, agreement, resolution of the general meeting or the Executive Board or otherwise with respect to his acts in any capacity as described in this article and shall pass on to the heirs, executors of the last will and testament and administrators of the estate of such person. Any amendment to this article shall not prejudice the rights or recourses of any present or former member of the Supervisory Board, present or former member of the Executive Board, any present or former officer, representative or agent of the company who acted in any capacity as described in this article after implementation of this article but prior to such amendment. The obligations of the company shall remain valid as if such amendment had not been effected.

5.	The company shall endeavour to purchase and maintain insurance on behalf of any Indemnified Person against any liability which could be asserted against such person and/or incurred by such person in any such capacity or arising out of his capacity as such, whether or not the company would have the power to indemnify such person against such liability under the provisions of this article.

6.	Whenever in this article reference is being made to the company, this shall include, in addition to the resulting or surviving company also any constituent company (including any constituent company of a constituent company) absorbed in a merger which, if its separate existence had continued, would have had the power to indemnify an Indemnified Person, so that any such person shall stand in the same position under the provisions of this article with respect to the resulting or surviving company as such person would have with respect to such constituent company if its separate existence had continued.

Article 26: Amendment of the articles of association. Dissolution.

1.	A resolution for the amendment of the articles of association or fur dissolution of the company may only be passed by the general meeting of shareholders on the proposal of the Executive Board with approval of the Supervisory Board granted by a resolution taken with a simple majority of the votes cast.

2.	In case a proposal for amendment of the articles of association or dissolution of the company will be made to the general meeting of shareholders, this shall invariably be stated in the actual convening notice for said meeting and - in case it will concern an amendment of the articles of association - a copy of the proposal, containing the verbatim text of the proposed amendment, shall simultaneously be deposited at the office of the company for perusal by every shareholder and every holder of a depository receipt of share issued with the cooperation of the company, until the end of the meeting.

Article 27: Liquidation.

1.	In case of dissolution of the company by virtue of a resolution of the general meeting of shareholders, the Executive Board will be charged with the liquidation of the affairs of the company and the Supervisory Board will be charged with the supervision thereof, without prejudice to the provisions in article 2:23, paragraph 2, Civil Code.

2.	During the liquidation, the provisions of the articles of association will as much as possible continue to be effective.

3.	The balance of the equity of the company remaining after payment of the creditors, will first of all be used to distribute to the holders of the seven percent (7%) preferred shares will be paid the nominal amount of said shares and the share premium reserve for seven percent (7%) preferred shares and furthermore such an amount as will correspond with an interest of seven percent (7%) on the nominal amount and share premium reserve referred to, calculated on the basis of time on the financial year in which the Company was dissolved until the moment of dissolution.

4.	The balance then remaining will be distributed to the holders of common shares in proportion to each of their holdings of common shares.

Final statements

With this amendment of the articles of association coming into force, the issued share capital of the company amounts to fifty-two million eight hundred ninety-two thousand seven hundred seventy-one euro and forty cent (EUR 52,892,771.40).

The ministerial declaration of no objections was granted on the seventh day of February two thousand seven, under number B.V. 76624, as stated in the written declaration of the Ministry of Justice, which is attached to this deed.

The appearer is known to me, civil law notary.

This deed, drawn up to be kept in the civil law notary’s custody was executed in Amsterdam on the date first above written.

The contents of this instrument were given and explained to the appearer.

The appearer then declared to have noted and approved the contents and did not want a full reading thereof. Thereupon, after limited reading, this instrument was signed by the appearer and by me, civil law notary.